United States securities and exchange commission logo





                          August 28, 2023

       Graham Fleming
       Chief Executive Officer
       Finance of America Companies Inc.
       5830 Granite Parkway,
       Suite 400,
       Plano, Texas 75024

                                                        Re: Finance of America
Companies Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 18,
2023
                                                            File No. 333-274081

       Dear Graham Fleming:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Aisha
Adegbuyi at 202-551-8754 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              William Golden